Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

And

Rio Tinto Limited

Commission file No.: 000-20122

Date: 12 November 2007

The following are slides comprising an investor presentation that was first given on November 12, 2007.

12 November 2007 BHP Billiton and Rio Tinto Unlocking Value

Page 2 Page
Disclaimer
This document has been prepared by BHP Billiton Ltd and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton and its proposed combination with Rio Tinto Ltd and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied.  To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).  No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Canada or Japan.  The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons").  This presentation must not be acted on or relied on by persons who are not relevant persons.
Information about Rio Tinto and Alcan Inc. (“Alcan”) included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about BHP Billiton included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by BHP Billiton.
Certain statements in this presentation are forward-looking statements.  Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed transaction on revenues, costs and earnings.  These forward-looking statements speak only as at the date of this presentation.  Such statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements.  Such forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.

Page 3 Page 3
Disclaimer (Continued)
There are several factors which could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission ("SEC"), including
BHP Billiton's Annual Report on Form 20-F for the fiscal year-ended December 31, 2006, and Alcan's filings with the SEC, including Alcan's Annual Report on Form 20-F for the fiscal year-
ended December 31, 2006, which are available at the SEC's website
(http://www.sec.gov).
Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation
(except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP
Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
Goldman Sachs International and its affiliates, and Gresham Partners are acting for BHP Billiton and no-one else in connection with the proposals referred to in this presentation and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to such proposals or any other transaction, arrangement or matter referred to herein.
In connection with BHP Billiton's proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (the "Schemes"), the new BHP Billiton shares to be issued to Rio
Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US
Securities Act provided by Section 3(a)(10) thereof.
In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the US Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”), which would contain a prospectus
(“Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP
Billiton may file with the SEC.
US INVESTORS AND US HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE URGED TO READ THE REGISTRATION STATEMENT AND
PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY
AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement and Prospectus as well as other relevant documents filed with the SEC at the
SEC's
website (http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
References in this presentation to “$” are to United States dollars unless otherwise specified.

Page 4 Page 4
Agenda
I. The proposal
II. Market environment
III. Unlocking value
IV. Creating a minerals industry ‘super-major’
V. Attractive and deliverable proposal
VI. Conclusion: a unique combination to unlock value

Page 5 Page 5 I. The proposal

Page 6 Page 6
BHP Billiton and Rio Tinto:
Creating a minerals industry ‘super-major’
• BHP Billiton approached Rio Tinto on November 1 with a proposal to combine the two companies
• Rio Tinto has not agreed to engage in discussions
• The proposal sets out a unique opportunity to unlock value for shareholders
– Optimising mineral basin asset positions and infrastructure utilisation
– Enhancing the platform for future growth
– Delivery of synergy and combination benefits
• Attractive value proposition for all shareholders
• Benefits for customers and communities
• Importantly, BHP Billiton believes that the proposal is deliverable

Page 7 Page 7
Summary of key elements of the proposal
• All share proposal of 3 BHP Billiton shares for 1 Rio Tinto share
– Attractive value at a premium of 28% to the combined volume-weighted average market capitalisation over the one month pre-approach
– Proposal values Rio Tinto’s issued ordinary shares at $153B (b) , equivalent to
– £56.28 per Rio Tinto plc share (b)(c)
– A$138.30 per Rio Tinto Ltd share (b)
– Continued participation of Rio Tinto shareholders through 41% ownership of combined group (d)
• Intended initial share buy-back of approximately $30B following completion
• Two inter-conditional schemes of arrangement for Rio Tinto plc and Rio Tinto Ltd
• BHP Billiton is seeking the support and recommendation of the Rio Tinto Board
Notes:
a) Premium based on the combined volume-weighted market capitalisation of Rio Tinto based on the volume-weighted average closing share prices over the month ended 31-Oct-2007 of £43.09 and A$109.20 for Rio Tinto plc and
Rio Tinto Ltd respectively and volume-weighted average closing share prices over the month ended 31-Oct-2007 of BHP Billiton Plc and BHP Billiton Ltd of £17.99 and A$45.77 respectively. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc’s shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-
2007.
b) Based on BHP Billiton Plc and BHP Billiton Ltd closing share prices of £18.31 and A$46.10 respectively and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007, and Rio Tinto plc and Rio Tinto Ltd issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc’s shareholding in Rio Tinto Ltd) as at 9-Nov-2007.
c) Value per Rio Tinto plc share assumes Rio Tinto plc shareholder receives consideration as a mix of 80% BHP Billiton Plc and 20% BHP Billiton Ltd, and an exchange rate of 0.446 £/A$ on 31-Oct-2007.
d) Calculated before intended initial share buy-back (or an other appropriate mechanism); assumes that all Rio Tinto options estimated to be outstanding as at 31-Oct-2007 are exercised with exercise price cash settled and resulting Rio Tinto shares exchanged for BHP Billiton shares.This may be effected through an other appropriate mechanism, to be determined at a later date.
e) This may be effected through other appropriate mechanism, to be determined at a later date.
(a)
(e)

Page 8 Page 8 II. Market environment

1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E

Page 9 Page 9
China is industrialising, India following
Source: IMF and BHP Billiton estimates.
a) Sales volume converted to copper equivalent units.
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
• China’s rate of industrialisation is strong and growing
• India’s GDP currently 10-15 years behind China
• BHP Billiton’s equivalent sales volume to India in FY2007 was greater than to China in FY2002
(a)
GDP
($B)
China
India

Page 10 Page 10
Chinese growth is driving global materials demand
Source:  IISI and BHP Billiton estimates.
Note crude steel production growth calculated based on the change in annual production between years ended 1996 and 2006.
0
250
500
750
1,000
1,250
1996 2006
Crude steel production
(mt)
China
USA
Japan
Europe
Other
India
65%
20%
6%
4%
4%
1%
Crude steel production growth (1996-2006)
(mt)
China
USA
Japan
Europe
Other
100% = 494
India

Page 11 Page 11
Demand growth to continue
Source: World Bank, OECD (GDP at Purchasing Power Parity), and IISI.
Steel intensity per capita
(kg Steel/Capita)
0
200
400
600
800
1,000
1,200
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000
GDP/Capita (PPP, Jan. 2006 $)
USA (1900-2005)
Japan (1950-2005)
S. Korea (1970-2005)
Taiwan (1970-2005)
China (1970-2005)
India (2005)

Page 12 Page 12 III. Unlocking value

Page 13 Page 13
Keys to unlocking value
Optimising mineral basin positions and infrastructure
– Lower cost, more efficient production
– Unlocking volume through matching reserves with infrastructure
Enhanced platform for future growth
– Deployment of scarce resources to highest value opportunities
– Greater ability to develop the next generation of large scale projects in new geographies
– Better positioned as partner of choice with governments and stakeholders
– Efficient exploration and infrastructure development
Unique synergies and combination benefits
– Economies of scale – especially procurement
– Avoid duplication, reduce corporate and divisional non-operating costs
– Accelerate tonnage delivered to market
1
3
2

Page 14 Page 14
Optimising mineral basin positions and infrastructure
Selected existing BHP Billiton and Rio Tinto assets, projects and concessions.
1
3
6
35
36
2
4
5
7
8
10
11
12
9
14
16
15
19
20 21
22
23
18
17
24
25
26
27
28
29
3230
30
31
34
33
38
39
40
41
34
35
36
39
14
16
37
38
40
21
20
3
11
10
12
45
29
31
19
4
6
7
23
2
22
28
24
26
1
18
8
9
41
5
27
33
32
43
44
15
1
37
42
45
46
49
47
48
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
13
BHP Billiton Rio Tinto
Queensland
Coal
Resolution, Pinto Valley
and Kennecott
Hunter
Valley
Coal
26
26
26
26
26
48
Mt Thorley
Warkworth
Hunter Valley Ops
Mt Arthur Coal
Bengalla
Mt Pleasant
Gladstone
Hay Point
Mineral Sands
Ekati and Diavik
48
26
Ekati
Diavik
48
26
Pinto Valley
Resolution
48
Corridor Sands
48
26
26
QMM
WA
Iron Ore
Port Hedland
Dampier
Cape Lambert
48
Mt Goldsworthy
48
48
48
Mining Area C
Yandi
26
Hamersley IO
26
Robe River
Goonyella
Riverside
Broadmeadow
Dalrymple
48
Blackwater
48
Gregory
26
Kestrel
48
Norwich
Park
48 Saraji
48
Peak Downs
26 Blair Athol
48
48
48
48
48
26
Hail Creek
Mt Newman
26
Kennecott
Joint
South
Water Creek
Poitrel
26
24

2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

bhpbilliton

Pilbara
Port
BHP Billiton deposit / mine / port
Rio Tinto railway
Rio Tinto railway (proposed)
BHP Billiton railway
Rio Tinto deposit  / mine / port
Example: matching reserves and infrastructure (WAIO)
1
Notes:
a) BHP Billiton estimates.
Rio Tinto BHP Billiton Incremental
Iron ore volume growth options unlocked
(a)
BHP Billiton village
Rio Tinto
undeveloped
deposits
Rio Tinto operations
BHP Billiton o perations
HI
village
HI Yandi
BHP Billiton
Yandi

Page 16 Page 16
Selected existing BHP Billiton and Rio Tinto project pipeline and exploration permits.
Source: Rio Tinto Fact Book 2007, Rio Tinto press releases (03-Jul-2007, 28-Jun-2007, 02-Aug-2007), Rio Tinto and Alcan company presentation 12-Jul-2007, “Recommended cash offer for Alcan by Rio Tinto”, and BHP Billiton estimates.
2
Enhanced platform for future growth
Unlocking value from future mineral provinces
Joint
38371
2 3
2
136
2
4
8
2
12
2 6
9
3
0
3
2¹
9
7
1
5
1
0
2
5
1
8
2
2
6
9
1
8
2
0
1
9
2
1
0
2
2
3
5
15
18
27
7
1
9
5
4
6
11
23
BHP Billiton
Rio Tinto
2¹
0
9
25
6
4
26
1
4
2
7
12
24
1
4
1
6
167
7
28
1
1
1
2
6
1
7
2
8
31
32
33
34
35
39
40
47
48
49
50
52
54
55
63
65
68
31
33
34
40
41
29
1
2
62
58
56
51
38
30
32
35
36
39
42
43
45
46
47
47
48
49
50
51
52
53
54
55
3
41
42
43
44
45
46
53
57
59
60
61
64
37
66
67
67
49
67
67
67
67
67
67
67
67
67
67
67
50
Lessons from:
- Ekati / Diavik
- Escondida / Zaldivar
- Yandicoogina
Iron Ore,
Bauxite
Coal
Bauxite
Coal
Diamonds
,
Copper
Nickel
,
Ind. Minerals
Iron Ore
Nickel ,
Coal
Copper
Nickel

Page 17 Page 17
Example: efficient infrastructure development
2
Source:  Various Rio Tinto company presentations, and BHP Billiton.
Guinea Bauxite
• A major source of
the world’s bauxite
potential resources
• BHP Billiton leading
its development
Guinea Iron Ore
• Large, undeveloped
high-quality deposits
• Deposits under
development by BHP
Billiton and Rio Tinto with
significant potential
infrastructure and other
synergies
Senegal
Sierra Leone
Liberia
Cote d’Ivoire
Mali
Guinea-Bissau
Guinea
BHP Billiton Exploration License
Rio Tinto Mining Concession
BHP Billiton Exploration Application
Planned Trans Guinean Railway
Liberian Rail System
Global Alumina Mining Concession (33% BHPB)

Page 18 Page 18
Unique synergies and combination benefits
• Material quantifiable synergies and financial benefits
• Unique to this combination due to substantial overlap in neighbouring and jointly-owned operations
• Incremental EBITDA impact growing to estimated $3.7B (a) *
– $1.7B* nominal per annum from cost savings expected by Year 3 (b) ; plus
– Further EBITDA enhancement of $2.0B* nominal per annum driven primarily by the acceleration of volumes expected by Year 7 (b)
• Total estimated one-off implementation cash costs related to achieving these synergies of $0.65B* over Years 1 and 2 (b)
• Other combination benefits expected
*  To be read in conjunction with the notes in Appendix 1 of BHP Billiton announcement dated 12-Nov-2007, “Further Details On BHP Billiton’s Proposal”.
a) Full run rate synergies expected by Year 7.
b) Relates to number of full years following completion.
3

Page 19 Page 19
Anticipated cost savings EBITDA impact of $1.7B
• $1.7B* EBITDA impact per annum from cost
savings expected by Year 3 (a)
• Operating costs
– Economies of scale in operations and
procurement of goods and services
• Corporate and divisional non-operating costs
– Elimination of overlaps in head office /
administration, marketing, exploration and
technology
• Delivery expected to be phased through Year 1
(c.35%), Year 2 (c.85%) and Year 3 (100%) (a)
*  To be read in conjunction with the notes in Appendix 1 of BHP Billiton announcement dated 12-Nov-2007, “Further Details On BHP Billiton’s Proposal”.
a) Relates to number of full years following completion.
Cost savings achievable
($B*)
3
Total = 1.7
56%
18%
26%
Operating
costs
Corporate
non-operating
costs
Divisional
non-operating
costs

Page 20 Page 20
Anticipated further EBITDA enhancement of $2.0B
• $2.0B* further EBITDA enhancement per annum expected by Year 7
• Accelerate tonnage produced by optimising key mineral basins, assets and infrastructure
– Match infrastructure and resources in iron ore
– Other asset optimisations (NSW coal, Canadian diamonds, RBM/QIT)
• Delivery expected to start in Year 4, and phased through Year 5 (c.25%), Year 6
(c.65%) and Year 7 (100%) (a)
3
*  To be read in conjunction with the notes in Appendix 1 of BHP Billiton announcement dated 12-Nov-2007, “Further Details On BHP Billiton’s Proposal”.
a) Relates to number of full years following completion.
(a)

Page 21 Page 21
Unlocking value: conclusions and observations
*  To be read in conjunction with the notes in Appendix 1 of BHP Billiton announcement dated 12-Nov-2007, “Further Details On BHP Billiton’s Proposal”.
a) Full run rate synergies expected by Year 7
b) Relates to number of full years following completion.
• This combination unlocks a very material and unique pool of value
– More production, faster and lower cost; enhanced future growth options;
traditional synergies
– Quantifiable value; incremental EBITDA impact growing to estimated $3.7B
(before realisation costs)
• The core consideration of the proposal is how this value would be shared
– All share proposal: both BHP Billiton and Rio Tinto shareholders benefit
– Rio Tinto shareholders: an increased share by way of the premium
– BHP Billiton shareholders: a fair proportion of the value pool
(a)*

Page 22 Page 22 IV. Creating a minerals industry ‘super-major’

Page 23 Page 23
Consistent with our strategy and investment proposition
• Our strategy
– Large, low-cost assets which are consistently profitable through the cycle
– Focus on the extraction of upstream natural resources
– Portfolio diversified by commodity, customer and geography reducing the volatility of cash flows
– Deep inventory of growth options
– Focus on globally traded products
– Overriding commitment to ethics, safety, environmental practice and community engagement
– Employer of choice, and a preferred partner for countries and customers
• Our investment proposition
– Strong cashflows through the cycle
– Volume and value growth

Yandi
Hi Yandi
Area C
Mesa J (Robe River)
Mt. Newman
Hamersley
Samarco
Corumba
IOC

Hail Creek
Blackwater
Kestrel
Crinum
Poitrel
Norwich Park
Goonyella
Westcliff
Peak Downs
Saraji
Broadmeadow
Gregory

Bingham Canyon
Antamina
Grasberg
Northparkes
Escondida
Olympic Dam
Cerro Colorado
Palabora

Worsley
Paranam
Gladstone (CAR)
Gladstone (QAL)
São Luís
Gove
Vaudreuil
Gardanne

bhpbilliton

Page 24 Page 24
Portfolio of tier 1 assets: low cost
2006 cost curves based on BHP Billiton estimates, public company filings, CRU, Barlow Jonker and Brook Hunt data. Quartiles calculated as a percentage of total production reported.
Note: Orange shading represents assets owned by the combined company post transaction.
Iron ore CIF cost curve
($/dmt)
Hard coking coal FOB cost curve
($/t)
Copper C1 cash cost curve
(c/lb)
Alumina C1 cash cost curve
($/t)
0
50
100
150
200
250
300
350
0% 25% 50% 75% 100%
0
20
40
60
80
100
0% 25% 50% 75% 100%
0
20
40
60
80
0% 25% 50% 75% 100%
-120
-80
-40
0
40
80
120
160
200
25% 50% 75% 100%

Page 25 Page 25
Unique portfolio of tier 1 assets: scale
Iron ore (Mt) Copper mines (Kt) Bauxite mines (Kt)
2006 Production
Sources: 2006 data. CRU for iron ore, Brook Hunt for copper and bauxite.
Note: Orange represents assets owned by the combined company post transaction. Orange and grey shading represents assets with less than 50% ownership.
a) Rio Tinto owns 40% of the Grasberg Joint Venture. The Grasberg mine is owned 91% by Freeport-McMoRan Copper & Gold Inc.
0 50 100 150
CVRD South
BHPB -
Pilbara
Rio -
Hamersley
CVRD North
Rio - Robe
Caemi System
Sishen
Ciudad Piar
Lebedinsky
Mikhailovsky
0 7,000 14,000 21,000
Huntly
Trombetas
(26.8%)
Weipa
Boké
(23.0%)
Boddington
Willowdale
Gove
Discovery Bay
Los Pijiguaos
Turgai
0 500 1000 1500
Escondida
Codelco Norte
Grasberg (a)
(40%)
Collahuasi
El Teniente
Norilsk
Antamina
(33.8%)
Morenci
Los Pelambres
Rudna

Page 26 Page 26
Portfolio of tier 1 assets: product diversification
Source: BHP Billiton – 2007 Annual Report, Rio Tinto – 2006 Annual Report and 2007HY Report, Alcan – 2006 10K filing and 2007 2nd Quarter 10Q filing.
Note: Underlying EBITDA excludes exceptional items and net finance costs, taxation and depreciation for jointly controlled entities.
a) Rio Tinto financials include Alcan (excluding discontinued operations), for the twelve months ended 30-Jun-2007. Aluminium EBITDA calculated as total Rio Tinto Aluminium underlying EBITDA plus total Alcan underlying EBITDA less Alcan Packaging and Engineered Products Business Group Profit.
b) Excludes any acquisition accounting adjustments, synergies and the potential impact of adjusting the accounting policies of Rio Tinto to those of BHP Billiton.
Underlying EBITDA (12 months to Jun-2007)
($B)
31%
31%
31%
24%
22%
20%
25%
16%
9%
10%
17%
9%
16%
5%
7%
4%
7%
4%
2%
6%
3%
BHP Billiton Rio Tinto(a) Combined Company(b)
23.0
17.2
40.2
Base Metals
Iron Ore, Manganese & Met Coal
Aluminium
Stainless Steel Materials
Petroleum
Energy Coal
Diamonds & Specialty Products
Other

Page 27 Page 27
Portfolio of tier 1 assets: geographic diversity and fiscal
stability
49%
28%
11%
12%
Pro forma assets by geography
($B)
100% = 91.4
Source: BHP Billiton – 2007 Annual Report, Rio Tinto and Alcan pro forma sourced from Rio Tinto and Alcan company presentation 12-Jul-2007, “Recommended cash offer for Alcan by Rio Tinto”.
Notes:
- No adjustment to accounting policies has been made for the purposes of comparison. Alcan’s assets have not been adjusted to fair value post-acquisition by Rio Tinto.
- BHP Billiton assets equal to total assets less investments in jointly controlled entities and unallocated assets as at 30-Jun-2007.
- Rio Tinto and Alcan based on PP&E, intangible assets and goodwill as at 31 December 2006.
Australia
North America
Europe
South America,
Southern Africa
and Other
• High proportion of core assets
in fiscally stable countries
• A sound foundation for future
ventures into new mineral
provinces

Portfolio of tier 1 assets: deep project pipeline
Source: Rio Tinto Fact Book 2007, Rio Tinto press releases (03-Jul-2007, 28-Jun-2007, 02-Aug-2007), Rio Tinto and Alcan company presentation 12-Jul-2007, “Recommended cash offer for Alcan by Rio Tinto”, and BHP Billiton estimates.
* Note Olympic Dam expansion shown under both Base Metals and Energy.
a) Includes BHP Billiton Energy Coal and Rio Tinto Energy projects.
Execution
Feasibility
• KUC Pushback
• Northparkes
• Cortez Hills
• Oyu Tolgoi
• Pebble
• Olympic Dam Exp*
• Escondida 3rd
Concentrator
• Resolution
• Greens Creek Ext
• Northparkes Ext
• KUC Ext
• Alaska Copper
• Deep Cortez Hill
• La Granja
• WA Iron Ore RGP 3
• WA Iron Ore RGP 4
• Samarco #3 Pellet
Plant
• Hamersley Port &
Rail
• Hope Downs
• Cape Lambert Port
• WA Iron Ore RGP 5
• Quantum 1
• Quantum 2
• Samarco #4
• Nimba
• CW Africa Exp
• Pilbara Expansion
to 320mt
• Orissa
• Corumba II
• Corumba III
• IOC options
• Simandou
• Rössing
• Clermont
• Klipspruit
• Douglas -
Middleburg
• Newcastle Port
• Mt Arthur Coal UG
• Navajo South
• Mt Pleasant
• Cerrejon Opt Exp
• Caroona
• Rössing Options
• Sweetwater
• Nth American Coal
• ERA Options
• Neptune
• NWS Angel
• NWS T5
• Shenzi
• Atlantis North
• Pyrenees
• Kipper
• NWS Nth Rankin B
• Angostura Gas
• Browse LNG
• Scarborough
• Thebe
• Macedon
• Turrum
• Shenzi North
• Alumar Refinery
• Yarwun
• Sohar 1
• Coega Smelter
• Worsley E&G
• Guinea Alumina
• Bakhuis
• Adalco Smelter
• Ma’aden Smelter
• Sarawak Smelter
• ISAL Smelter
• Kitimat Smelter
• Boffa / Santou
Refinery
• DRC Smelter
• Alumina Options
• Yarwun Exp
• Guinea Options
• Ghana and
Madagascar
Options
• Sohar Line 2
• Ekati Koala UG
• Argyle UG
• Diavik
Optimisation
• QMM
• PRC Argentina
• Murowa
• Ekati
• Corridor Sands 1
• Corridor Sands 2
• Angola & DRC
• Canadian Potash
• RBM
• Indian Diamonds
• Cliffs
• Yabulu
• Ravensthorpe
• Perseverance
Deeps
• Eagle
• CMSA Heap
Leaching
• Hallmark
•
CMSA 3rd
Line
•
CMSA 4th
Line
• Sulawesi Nickel
• Maruwai 1
• Maruwai 2
• Daunia
• Peak Downs Exp
• Red Hill UG
• Wards Well
• Saraji
• Blackwater UG
• Kennedy
• Sth African Coal
• Hail Creek +
• GEMCO Exp
• Alloy Exp
• SA Mn Ore Exp
• Gabon
• GEMCO Exp 2
Base
Metals
Iron Ore Energy
(a)
Petroleum Aluminium
Diamonds
& SP Nickel Met Coal Manganese
Pre-
Feasibility
&
Future
Options
BHP Billiton Rio Tinto Joint

Page 29 Page 29
Creating a minerals industry ‘super-major’
Source: Company filings, Bloomberg and Datastream.
a) Based on BHP Billiton Plc and BHP Billiton Ltd closing share prices of £18.31 and A$46.10, Rio Tinto plc and Rio Tinto Ltd closing share prices of £44.90 and A$110.00, respectively and exchange rates of 2.077
US$/£ and 0.927 US$/A$ as at 31-Oct-2007. BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc’s shareholding in Rio Tinto Ltd) as at 9-Nov-2007. Market capitalisation excludes impact of intended initial share buy-back (or an other appropriate mechanism).
b) Source: BHP Billiton – 2007 Annual Report, Rio Tinto – 2006 Annual Report and 2007HY Report, Alcan – 2006 10K filing and 2007 2nd Quarter 10Q filing. Note: Underlying EBITDA excludes exceptional items and net finance costs, taxation and depreciation for jointly controlled entities.
Top 10 metals & mining companies
Market capitalisation as at 9-Nov-2007 ($B)
• Top 5 company in the world by
market value (a)
• Pro forma FY2007 annual underlying
EBITDA of approximately $40B (b)
• Increased index weighting in both
Australia and UK
• Targeting a single A credit rating
• A core investment holding
0 100 200 300 400
Southern Copper
Anglo Platinum
Freeport McMoRan
Chalco
Norilsk Nickel
Xstrata
Anglo American
CVRD
Shenhua
Combined
Company (a)

Page 30 Page 30 Page 30 V. Attractive and deliverable proposal

Page 31 Page 31 Page 31
Compelling proposal for Rio Tinto shareholders
• 28% premium to the combined volume-weighted average market capitalisation over the one month pre-approach (a)
• 41% share of combined group for Rio Tinto shareholders (b)
• Pro rata exposure to post combination synergies
– Incremental EBITDA impact growing to estimated $3.7B (c) per annum
• All share proposal
– No shareholder forced to exit
– CGT rollover relief for eligible shareholders (d)
• Strengthened asset portfolio and future growth opportunities
• Opportunity to participate in intended initial share buy-back of approximately $30B (e)
• BHP Billiton progressive dividend policy to be maintained
• Benefits only achievable by this combination
Notes:
a) Premium based on the combined market capitalisation of Rio Tinto based on the volume-weighted average closing share prices over the month ended 31-Oct-2007 of £43.09 and A$109.20 for Rio Tinto plc and Rio Tinto Ltd respectively and volume-weighted average closing share prices over the month ended 31-Oct-2007 of BHP Billiton Plc and BHP Billiton Ltd of £17.99 and A$45.77 respectively. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding
(excluding Treasury shares and cross shareholdings eg. Rio Tinto plc’s shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007.
b) Calculated before intended initial share buy-back (or an other appropriate mechanism); assumes that all Rio Tinto options estimated to be outstanding as at 31-Oct-2007 are exercised with exercise price cash settled and resulting Rio Tinto shares exchanged for BHP Billiton shares.
c) Full run rate synergies expected by Year 7. To be read in conjunction with the notes in Appendix 1 of BHP Billiton announcement dated 12-Nov-2007, “Further Details On BHP Billiton’s Proposal”.
d) With the potential exception of Rio Tinto plc shareholders in relation to any BHP Billiton Ltd shares received as consideration.
e) This may be effected through an other appropriate mechanism, to be determined at a later date.

Page 32 Page 32 Page 32
Value enhancing for BHP Billiton shareholders
• Pro-rata exposure to post combination synergies
– Incremental EBITDA growing to estimated $3.7B (a) per annum
• Strengthened asset portfolio and future growth
• Cashflow per share accretive from the first full fiscal year following completion (b)
• Earnings per share accretive from the first full fiscal year following completion (c)
• Opportunity to participate in the intended initial share buy-back of approximately $30B (d)
• Progressive dividend policy to be maintained
• Benefits only achievable by this combination
Notes:
a) Full run rate synergies expected by Year 7. To be read in conjunction with the notes in Appendix 1 of BHP Billiton announcement dated 12-Nov-2007, “Further Details On BHP Billiton’s Proposal”.
b) After adjusting for the intended initial share buy-back (or an other appropriate mechanism).
c) After adjusting for the intended initial share buy-back (or an other appropriate mechanism) and excluding depreciation on the write-up of Rio Tinto’s assets.
d) This may be effected through an other appropriate mechanism, to be determined at a later date.

Page 33 Page 33
Broader stakeholders will benefit

• Customers
– Increased product volumes to market more quickly
– Expanded product, shipping and delivery options – improved security of supply
– Low cost, reliable producer through the cycle
• Communities, employees and developing countries
– Global leader in safety, community and environmental practices
– Stable employer and employer of choice
– Quality and depth of skills to explore, develop and operate
– Trusted brand for partnership with developing countries’ governments

Page 34 Page 34
Value of corporate renewal
BHP Billiton Ltd and Rio Tinto Ltd total
shareholder return
(a)
Index – June 2001 = 100
Source: IRESS.
a) As at 31-Oct-2007. Total Shareholder Return (“TSR”) calculated as the increase in share value including dividends reinvested at the date of receipt. Assumes Bluescope Steel shares received by BHP Billiton Ltd shareholders in July 2002 were immediately monetised with proceeds reinvested in BHP Billiton Ltd.
• BHP Billiton DLC merger was a catalyst
for corporate renewal and created a
superior platform for long term value
growth
• Total shareholder return:
– BHP Billiton Ltd TSR 30.2% per
annum (a)
– Rio Tinto Ltd TSR 23.2% per
annum (a)
• A$10,000 invested at the date of
formation is today worth approximately
– BHP Billiton Ltd:  A$53,317 (a)
– Rio Tinto Ltd: A$37,612 (a)
• Estimated shareholder overlap ~60-70%
0
100
200
300
400
500
600
Jun-01 Mar-02 Nov-02 Jul-03 Apr-04 Dec-04 Aug-05 Apr-06 Jan-07 Sep-07
BHP Billiton
Rio Tinto

Page 35 Page 35 Page 35
A natural fit – low integration risk
• Similar heritage, culture, values and strategy
• ‘Best of breed’ management
• Optimal deployment of scarce labour resources
• Successful track record of integration

Page 36 Page 36 Page 36
A deliverable proposal
• Following a thorough anti-trust analysis, we believe any possible regulatory concerns can be readily addressed without impacting benefits in a meaningful way
• Likely the regulatory focus will fall primarily on iron ore
– Combined share of contestable iron ore sales approximately 27%
– Prices are set by supply and demand and the cost of the marginal production
– Combined assets are low cost compared to marginal production; combination incentivised to maximise current production, invest in assets and increase supply
– Emerging and new low cost producers will increase competition in a rapidly evolving marketplace
• Obtaining regulatory approvals is expected to take between 9-12 months, allowing for a detailed review by the regulators
Notes:
a) Based on 2006 market sales, inclusive of Chinese domestic production.
(a)

Page 37 Page 37 Page 37
Summary of key terms of the proposal
• All share proposal of 3 BHP Billiton shares for every Rio Tinto share
• Rio Tinto Ltd shareholders will receive BHP Billiton Ltd shares
• Rio Tinto plc shareholders will receive 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares (subject to mix and match)
• 41% Rio Tinto shareholder ownership of the combined group (a)
• Overall 28% premium to the combined volume-weighted average market capitalisation over the one month pre-approach (b)
• Overall 15% premium based on BHP Billiton’s closing share prices on 9-Nov-2007 and Rio
Tinto’s combined market capitalisation immediately prior to BHP Billiton’s announcement on
8-Nov-2007 in response to speculation of a potential offer (c)
Notes:
a) Calculated before intended initial share buy-back (or an other appropriate mechanism); assumes that all Rio Tinto options estimated to be outstanding as at 31-Oct-2007 are exercised with exercise price cash settled and resulting Rio Tinto shares exchanged for BHP Billiton shares.
b) Premium based on the combined market capitalisation of Rio Tinto based on the volume-weighted average closing share prices over the month ended 31-Oct-2007 of £43.09 and A$109.20 for Rio Tinto plc and
Rio Tinto Ltd respectively and volume-weighted average closing share prices over the month ended 31-Oct-2007 of BHP Billiton Plc and BHP Billiton Ltd of £17.99 and A$45.77 respectively. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings e.g. Rio Tinto plc’s shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.077 US$/£ and
0.927 US$/A$ as at 31-Oct-2007.
c) Premium based on the combined market capitalisation of Rio Tinto based on the closing share prices of Rio Tinto plc of £43.50 on 7-Nov-2007 and Rio Tinto Ltd of A$113.4 on 8-Nov-2007 and closing share prices of BHP Billiton Plc and BHP Billiton Ltd of £16.28 and A$42.47 respectively on 9-Nov-2007. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto Plc’s shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.095 US$/£ and 0.914 US$/A$ as at 9-Nov-2007.

Page 38 Page 38 Page 38
Summary of key terms of the proposal
• DLC maintained with listings in UK and Australia of approximately equal size
• BHP Billiton would invite a number of Rio Tinto’s independent directors to the combined Board
• Key management positions to be filled by drawing on the best of both management teams
Structure
Board and
Management
Approvals /
conditions
• Support and recommendation of Rio Tinto Board
• Pre-conditional approval by merger control and other regulatory authorities in
EU, US, Australia, Canada and South Africa
• BHP Billiton and Rio Tinto shareholder and court approvals
• Separate interconditional schemes of arrangement for each of Rio Tinto plc and Rio Tinto Ltd
Process
• Intended initial share buy-back of approximately $30B
(a)
following completion
• Future capital management consistent with a single A rating target
Intended
share buy-back
Notes:
a) This may be effected through an other appropriate mechanism, to be determined at a later date.

Page 39 Page 39 Page 39 VI. Conclusion: a unique combination to unlock value

Page 40 Page 40 Page 40
BHP Billiton and Rio Tinto – unlocking value
• Compelling value opportunity for Rio Tinto shareholders through an all-share proposal
– 41% share of combined group for Rio Tinto shareholders (a)
– Pro-rata exposure to EBITDA synergies growing to estimated $3.7B per annum
• Attractive value proposition for BHP Billiton shareholders
• Benefits for customers and communities
• Confident that anti-trust issues present no significant barriers to completion, and that any regulatory concerns can be addressed without impacting benefits in a meaningful way
• This natural combination unlocks value, value not available by any other means
– More production, faster and lower cost
– Enhanced future growth options
– Quantified traditional combination synergies are large
• Creates a minerals industry ‘super-major’, a core investment holding
Notes:
a) Calculated before intended initial share buy-back (or an other appropriate mechanism), assumes that all outstanding Rio Tinto options as at 31-Oct-2007 are exercised for cash and resulting Rio Tinto shares are exchanged for
BHP Billiton shares.
b) Full run rate synergies expected by Year 7. To be read in conjunction with the notes in Appendix 1 of BHP Billiton announcement dated 12-Nov-2007, “Further Details On BHP Billiton’s Proposal”.
(b)